Filed by Whitney Holding Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Whitney Holding Corporation

Commission File No.: 000-01026

April 15, 2011

Dear Shareholder:

We previously mailed proxy materials to you for Whitney Holding Corporation’s Special Meeting of Shareholders of Common Stock, to be held on April 29, 2011, to consider the merger of Whitney with and into Hancock Holding Company (Hancock).

As of this mailing, your vote has not been received. The Special Meeting is only a short time away. For your shares to be voted at the meeting in accordance with your desire, you will need to submit your vote by completing the Voting Instruction Form or cast your vote by telephone or Internet following the instructions on the form. Please be advised your broker cannot vote your shares on these proposals unless they receive your specific instructions.

Our board of directors recommends that you vote FOR proposals 1 and 2. Moreover, the proxy advisory firm ISS Proxy Advisory Services has announced that it recommends a vote FOR proposals 1 and 2 also.

Your vote is extremely important and your shares cannot be voted unless you give your specific instructions. In the event that your proxy material has been misplaced, we are enclosing a duplicate Voting Instruction Form and return envelope.

Please sign and date the enclosed Voting Instruction Form (or follow the telephone & Internet instructions on your voting form) today. If two voting forms are received from you, the one bearing the latest date will be counted, as it automatically revokes your previous vote.

If you have questions, please contact Morrow & Co., LLC, Whitney’s proxy solicitor, toll-free at (800) 607-0088. Thank you for your cooperation and continued support.

*****

In connection with the proposed merger, we have filed a definitive proxy statement with the Securities and Exchange Commission (SEC) on April 4, 2011, which was included in the registration statement on Form S-4, as amended, filed with the SEC on March 31, 2011 by Hancock (Registration No. 333-171882). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THOSE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION.

Free copies of the proxy statement, as well as other documents relating to this transaction that Whitney and/or Hancock file with the SEC, are and will be available at:

•	The SEC’s website at www.sec.gov.
•	Whitney’s website at www.whitneybank.com, in the Investor Relations section and then under the “SEC Filings” heading.
•	Hancock’s website at www.hancockbank.com, in the Investor Relations section and then under the “SEC Filings” heading.

In addition, documents filed with the SEC by Hancock will be available free of charge from Paul D. Guichet, Investor Relations at (228) 563-6559. Documents filed with the SEC by Whitney will be available free of charge from Whitney by contacting Trisha Voltz Carlson, Investor Relations at (504) 299-5208.

Under SEC rules, the directors, executive officers, other members of management, and employees of Whitney and Hancock may be deemed to be participants in the solicitation of proxies of Whitney’s shareholders in connection with the proposed merger. Information regarding the persons who may be considered participants under SEC rules in the solicitation of shareholders in connection with the merger is contained in the proxy statement. Information about Whitney’s executive officers and directors is in its proxy statement for its 2010 annual meeting of shareholders filed with the SEC on April 14, 2010. Information about Hancock’s executive officers and directors is in its Form 10-K filed with the SEC on February 28, 2011. Free copies of these documents are available on the websites listed above.